CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

February 28, 2006	TSX Venture Exchange Symbol: CMA OTC Bulletin Board Symbol: CRMXF U.S. 20-F Registration: 000-29870 Frankfurt Stock Exchange: DFL (www.finanztreff.de)

Cream Minerals Defines Additional Total Inferred Mineral Resource for Once Bocas Gold-Silver Zone

Cream Minerals Ltd. (CMA - TSX-V) ("Cream") is pleased to report results from re-examination of the Once Bocas quartz vein and stockwork zone on its 100% owned Nuevo Milenio property south west of Tepic, Nayarit State, Mexico.  The results are based on the re-evaluation completed by Mr. F. Holcapek, P.Eng., Geology, in his report prepared for Cream dated February 16, 2006, which is compliant with National Instrument 43-101.  Mr. Holcapek also reports that new data from old Spanish workings, cross-cuts and shafts has revealed that a mineral resource, which may be open pittable, can be inferred for a section of the Once Bocas Zone.  (See News Release January 11, 2006, for assays and see also section maps posted on Cream’s website at www.creamminerals.com.)

The Once Bocas Zone, located 250 m west of the Dos Hornos North Zone, consists of a zone of five quartz veins surrounded by a quartz stockwork envelope that shows sufficient continuity in grade, along strike for 350 metres, and down dip, to be classified as an Inferred Mineral Resource.

Total Inferred Mineral Resource for Once Bocas Zone:

Strike Length	Down Dip	Average Width	Au g/t	Ag g/t	S.G T/cu.m
350 m	125 m	100 m	0.345	57.90	2.65

11,590,000 Tonnes,  Au: 129,000 oz,   Ag: 21,580,000 oz

Inferred Mineral Resource for Dos Hornos Zone as reported February 2, 2006 News Release:

Strike Length	Down Dip	Average Width	Au g/t	Ag g/t	S.G
700 m	150 m	5.50 m	2.827	178.05	2.65

1,530,000 Tonnes,  Au: 139,000 oz,   Ag: 8,760,000 oz

TOTAL INFERRED MINERAL RESOURCES FOR DOS HORNOS ZONE AND ONCE BOCAS ZONE:

13,120,000 Tonnes,  Au: 268,000 oz,   Ag: 30,340,000 oz

Using definition Standards for Inferred Resources as published and adopted by the CIM Council on December 11, 2005:   “An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits workings and drill holes.”

Note:  Uncertainties inherent in the definition are clarified by the CIM definition standard:  “Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred

Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration.  Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure.  Inferred Mineral Resources must be excluded from estimates forming the basis of feasibility or other economic studies.”

The postulated Inferred Mineral Resource is located within a 350 m strike length and a 100 m width of the Once Bocas Zone, which has a known strike length of 1.5 km.  Five quartz veins are cutting the stockwork zone.  The known down dip extent is taken as 125 m below surface (DDH 03-02, DDH 12-03).  The sample width for the zone is based on surface sampling, drill holes, tractor trenching, road cuts and old workings.

The following observations were used:

1.

The Inferred Mineral Resource is located within the Once Bocas quartz stockwork zones.   Geological mapping has traced the structure for a strike length of about 1.5 km with an indicated width of 100 m and with topographic relief along strike of Once Bocas being up to 150 m.

2.

Geochemistry, conducted over a 1.2 km segment of the 1.5 km strike length, produced a strong gold – silver anomaly defining the trend of the structure.  Detailed work was conducted over the northern 350 m segment only.

3.

Samples were collected from 3 tractor trenches, 7 shafts, 3 adits and 2 Old Spanish Mine workings.  The internal shafts stopped at the water level.  The Old Spanish Mine workings are 0.85 m to 2.00 m wide, 40 m long and 50 m vertical.  It shows some stoping along two high-grade quartz veins.

4.

A total of 7 drill holes were completed on the Once Bocas:  DDH 03-02, DDH 04-02, DDH 06-3, DDH 07-03, DH 08-03, DDH 09-03 and DDH 12-00.

5.

A comparison between drill core and channel sample assays suggests that diamond drill core assays are lower in the stockwork zone, but comparable within the vein structures.  Faulting, brecciation, fracturing and weathering causes lower core recovery due to washing of fines.  The orientation of the drill holes in respect to the quartz veinlets in the stockwork, and vein density, will also affect the grade.

6.

A total of 245 core and channel samples were taken from within the Once Bocas Stockwork defining a zone with bulk-tonnage potential.

The following assumptions were made:

1.

The strike length of the core area sampled and tested of the stockwork zones is 350 m X 100 m wide within the total 1.5 m strike length.

2.

The depth was taken from DDH 04-02 and DDH 12-03 as 125 m.  Internal shafts are below the water table, which is about 80m below surface.

3.

The original grade above was used, since Inferred Mineral Resources do not allow application of technical and economic factors, by definition.

4.

To calculate the volume, a specific gravity of 2.65 was used – which is the maximum for pure quartz, the main gangue mineral.

5.

The weighted average grade was calculated for each section of adjoining samples, from which the final average grade was calculated using the same methodology.

Exploration on the Nuevo Milenio property is under the supervision of Mr. Ferdinand (Fred) Holcapek, P.Eng., Cream's "Qualified Person".  Mr. Holcapek has been engaged in mineral exploration for more than 45 years and has practiced his profession as an exploration geologist in many parts of the world.  Work included all phases of exploration, regional and property scale, property evaluation, mineral resource definition, mine construction, mineral testing and consulting.  He has been Director General of Cream Minerals de Mexico S.A. de C.V., directly responsible for designing, executing and supervising all phases of exploration on the Nuevo Milenio property since February 2000.  He is also a Director of Cream Minerals Ltd. He recommends a further Phase I and II work program at a total estimated cost of U.S. $2,124,960.00.

Additional information regarding the Nuevo Milenio property is available in a geological report, compliant with NI 43-101 and NI 43-101F, written by Henry M. Meixner, P.Geo. dated September 28, 2003.  To view this report please go to www.sedar.com.

For more information about Cream and its mineral property interests or to view the Cream's new Casierra Diamond Video presentation, please visit our website at www.creamminerals.com.

Frank A. Lang, MA, P. Eng.

President & CEO

For further information please contact: Investor Relations

Tel:  (604) 687-4622;  Fax:  (604) 687-4212   Toll Free: 1-888-267-1400

Email:  info@creamminerals.com

No regulatory authority has approved or disapproved the information contained in this news release.